Exhibit 12.1

Ratio of Earnings to Fixed Charges

December 31 (in millions, except for ratios)	2017	2016	2015	2014	2013
Fixed charges:
Net interest expense including amortization of debt discount	$473	$471	$394	$282	$278
Interest capitalized to properties	16	25	14	15	13
Interest income	2	1	1	4	5
Portion of rentals representing an interest factor	9	11	11	9	11
Total fixed charges	$500	$508	$420	$310	$307
Earnings available for fixed charges:
Income before income tax expense	$2,498	$2,152	$1,959	$2,038	$1,125
Amortization of interest capitalized to properties	16	15	15	14	14
Fixed charges	500	508	420	310	307
Equity earnings net of distributions	(26)	(18)	(9)	(7)	2
Interest capitalized to properties	(16)	(25)	(14)	(15)	(13)
Earnings available for fixed charges	$2,972	$2,632	$2,371	$2,340	$1,435
Ratio of earnings to fixed charges	5.9	5.2	5.6	7.5	4.7